Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2018	2017
ASSETS
Cash		65.5	62.4
Accounts receivable		455.7	380.2
Prepaids and deposits		7.0	4.5
Derivative asset	23	39.6	35.8
Assets held for sale	7, 8	39.0	26.4
Total current assets		606.8	509.3
Long-term investments	4, 7	20.0	72.6
Derivative asset	23	242.3	246.9
Other long-term assets	5	28.1	34.5
Exploration and evaluation	6, 7	543.6	634.9
Property, plant and equipment	7, 8	14,064.1	14,062.4
Goodwill	9	244.0	251.9
Deferred income tax		200.0	192.8
Total assets		15,948.9	16,005.3
LIABILITIES
Accounts payable and accrued liabilities		653.2	613.3
Dividends payable		16.8	16.8
Current portion of long-term debt	11	94.9	63.8
Derivative liability	23	404.7	107.3
Other current liabilities	10, 21	57.5	57.7
Liabilities associated with assets held for sale	7, 13	26.8	4.6
Total current liabilities		1,253.9	863.5
Long-term debt	11	4,061.3	4,047.2
Derivative liability	23	17.9	16.6
Other long-term liabilities	12, 21	50.3	54.0
Decommissioning liability	13	1,209.4	1,310.5
Deferred income tax		456.7	550.6
Total liabilities		7,049.5	6,842.4
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	16,542.7	16,489.6
Contributed surplus		45.8	72.9
Deficit	15	(8,127.3)	(7,751.8)
Accumulated other comprehensive income		438.2	352.2
Total shareholders' equity		8,899.4	9,162.9
Total liabilities and shareholders' equity		15,948.9	16,005.3
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	2018	2017 (Revised)	2018	2017 (Revised)
REVENUE AND OTHER INCOME
Oil and gas sales	17	1,076.7	767.0	3,095.9	2,387.7
Purchased product sales		5.6	1.4	20.8	18.7
Royalties		(171.3)	(114.8)	(467.7)	(349.7)
Oil and gas revenue		911.0	653.6	2,649.0	2,056.7
Derivative gains (losses)	18, 23	(143.6)	(4.7)	(536.4)	103.7
Other income (loss)	4, 19	(38.8)	9.5	(110.4)	2.9
		728.6	658.4	2,002.2	2,163.3
EXPENSES
Operating		217.4	210.0	642.9	600.9
Purchased product		5.1	1.5	20.1	19.3
Transportation		28.4	31.7	97.8	99.7
General and administrative		30.4	21.2	94.3	72.2
Interest on long-term debt		45.8	40.4	136.2	120.2
Foreign exchange (gain) loss	20	(66.6)	(11.1)	56.3	(157.1)
Share-based compensation	21	0.9	10.9	49.4	34.6
Depletion, depreciation, amortization and impairment	6, 8	418.2	700.8	1,203.1	1,466.0
Accretion	12, 13	7.7	7.8	23.4	22.6
		687.3	1,013.2	2,323.5	2,278.4
Net income (loss) before tax		41.3	(354.8)	(321.3)	(115.1)

Tax expense (recovery)
Current		—	—	—	—
Deferred		10.8	(84.2)	(94.9)	(47.5)
Net income (loss)		30.5	(270.6)	(226.4)	(67.6)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(50.4)	(78.9)	86.0	(160.8)
Comprehensive income (loss)		(19.9)	(349.5)	(140.4)	(228.4)

Net income (loss) per share	22
Basic		0.06	(0.50)	(0.41)	(0.12)
Diluted		0.06	(0.50)	(0.41)	(0.12)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2017		16,489.6	72.9	(7,751.8)	352.2	9,162.9
Redemption of restricted shares	14	53.1	(54.8)			(1.7)
Share-based compensation	21		33.9			33.9
Forfeit of restricted shares	21		(6.2)			(6.2)
Net income (loss)				(226.4)		(226.4)
Dividends ($0.27 per share)				(149.1)		(149.1)
Foreign currency translation adjustment					86.0	86.0
September 30, 2018		16,542.7	45.8	(8,127.3)	438.2	8,899.4

December 31, 2016		16,400.2	110.6	(7,432.1)	512.5	9,591.2
Redemption of restricted shares		80.6	(82.8)	2.0		(0.2)
Share issue costs, net of tax		(0.2)				(0.2)
Share-based compensation			40.6			40.6
Forfeit of restricted shares			(6.4)			(6.4)
Net income (loss)				(67.6)		(67.6)
Dividends ($0.27 per share)				(148.2)		(148.2)
Foreign currency translation adjustment					(160.8)	(160.8)
September 30, 2017		16,480.6	62.0	(7,645.9)	351.7	9,248.4
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2018	2017	2018	2017
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		30.5	(270.6)	(226.4)	(67.6)
Items not affecting cash
Other (income) loss	4, 19	38.8	(9.5)	110.4	(2.9)
Deferred tax expense (recovery)		10.8	(84.2)	(94.9)	(47.5)
Share-based compensation	21	3.7	1.9	19.7	25.5
Depletion, depreciation, amortization and impairment	6, 8	418.2	700.8	1,203.1	1,466.0
Accretion	12, 13	7.7	7.8	23.4	22.6
Unrealized (gains) losses on derivatives	18, 23	29.2	58.0	298.5	(16.4)
Translation of US dollar long-term debt	20	(68.5)	(144.9)	119.9	(263.3)
Other	25	(2.7)	(1.4)	(4.0)	(0.4)
Realized (gain) loss on cross currency swap maturity	20	5.6	131.5	(50.1)	115.8
Decommissioning expenditures	13	(5.4)	(4.9)	(20.0)	(16.9)
Change in non-cash working capital	25	6.2	52.5	9.3	54.2
		474.1	437.0	1,388.9	1,269.1
INVESTING ACTIVITIES
Development capital and other expenditures	6, 8	(427.4)	(516.5)	(1,500.3)	(1,364.5)
Capital acquisitions	7	1.8	(24.2)	(12.9)	(292.1)
Capital dispositions	7	19.6	36.9	198.3	134.3
Reclamation fund	5	6.0	(4.9)	6.4	1.5
Sale of long-term investments	4	98.5	—	155.6	—
Change in non-cash working capital	25	(6.1)	55.3	(57.8)	(15.2)
		(307.6)	(453.4)	(1,210.7)	(1,536.0)
FINANCING ACTIVITIES	25
Issue of shares, net of issue costs		(0.2)	(0.1)	(1.7)	(2.5)
Increase (decrease) in bank debt, net		(53.3)	213.7	(276.9)	682.8
Issuance of senior guaranteed notes		—	—	267.3	—
Repayment of senior guaranteed notes		—	—	(65.0)	(90.3)
Realized gain (loss) on cross currency swap maturity	20	(5.6)	(131.5)	50.1	(115.8)
Cash dividends		(49.8)	(49.4)	(149.1)	(148.2)
Change in non-cash working capital	25	(0.1)	0.1	—	0.4
		(109.0)	32.8	(175.3)	326.4
Impact of foreign currency on cash balances		(1.0)	2.4	0.2	1.5
INCREASE IN CASH		56.5	18.8	3.1	61.0
CASH AT BEGINNING OF PERIOD		9.0	55.6	62.4	13.4
CASH AT END OF PERIOD		65.5	74.4	65.5	74.4
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	(0.1)	(0.1)	(0.2)	(0.2)
Cash interest paid	(26.2)	(22.9)	(120.8)	(108.4)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2018 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 24, 2018.

2.	BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2017 except as described in Note 3 - "Changes in Accounting Policies". Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 24, 2018, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars.
3. CHANGES IN ACCOUNTING POLICIES
In the current accounting period, the Company adopted the July 2014 amendment to IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. On January 1, 2019, the Company will adopt IFRS 16 Leases.
IFRS 9 Financial Instruments
On January 1, 2018, the Company adopted the July 2014 amendment to IFRS 9, which included guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The adoption of this amendment did not have a material impact on the valuation of the Company's financial assets. Comparative periods have not been restated as the Company has elected to apply the limited exemption on transition.
The following accounting policy is applicable from January 1, 2018:
Impairment of Financial Assets
Impairment losses are recognized using an expected credit loss model. The Company has adopted the simplified expected credit loss model for its accounts receivable, which permits the use of the lifetime expected loss provision.
To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due. The Company uses judgment in making these assumptions and selecting the inputs into the expected loss calculation based on past history, existing market conditions and forward looking estimates at the end of each reporting period.
As at September 30, 2018, the average expected credit loss was 2.19% of the Company’s accounts receivable balance.
IFRS 15 Revenue from Contracts with Customers
On January 1, 2018, the Company adopted IFRS 15 using the modified retrospective approach. The Company elected to use the following practical expedients:

•	IFRS 15 was only applied retrospectively to contracts which were not completed as at January 1, 2018; and

•	Modifications to any existing contracts will be assessed in aggregate with the original contract at the original date.
The Company reviewed contracts with customers for its major revenue streams and concluded that the adoption of IFRS 15 did not have a material impact on the consolidated financial statements. The adoption of IFRS 15 required the Company to expand its disclosures in the notes to the consolidated financial statements, including the disaggregation of revenue streams by product type.

CRESCENT POINT ENERGY CORP.	5

As part of the review of contracts for compliance with IFRS 15, the Company performed a review of the presentation of its revenue transactions. The cost of purchases from third parties to fulfill the Company's sales commitments is presented as purchased product expense. The subsequent sales of these commodity products to customers is presented as purchased product sales. Previously, these transactions were presented on a net basis in oil and gas sales. The following table summarizes the amounts revised in the consolidated statements of comprehensive income for the three and nine months ended September 30, 2017 and year ended December 31, 2017:

	Three months ended	Nine months ended	Year ended
($ millions)	September 30, 2017	September 30, 2017	December 31, 2017
Oil and gas sales - previously reported	766.9	2,387.1	3,303.1
Purchased product sales	(1.4)	(18.7)	(27.0)
Purchased product	1.5	19.3	27.8
Oil and gas sales - revised	767.0	2,387.7	3,303.9
Revenue Recognition
The Company’s major revenue sources are comprised of sales from the production of crude oil, natural gas liquids ("NGLs") and natural gas. Revenue is recognized when control of the product transfers to the customer and the collection is reasonably probable, generally upon delivery of the product. Sales of crude oil, NGLs and natural gas production are based on variable pricing as the transaction prices are based on benchmark commodity prices and other variable factors, including quality differentials and location.
Each contract is evaluated based on the nature of the performance obligations, including the Company’s role as either principal or agent. Where the Company acts as principal, revenue is recognized on a gross basis. Where the Company acts as agent, revenue is recognized on a net basis.
IFRS 16 Leases
IFRS 16 was issued January 2016 and replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases, where the Company is acting as a lessee. The adoption of IFRS 16 for lessees eliminates the dual classification model of leases as either operating leases or finance leases, effectively treating almost all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from recognition and will continue to be treated as operating leases. There is no significant impact from the adoption of IFRS 16 for lessors as the dual classification model of leases and the accounting for lessors remains virtually unchanged. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15. The standard is required to be adopted either retrospectively or using a modified retrospective approach.
On January 1, 2019, the Company will adopt IFRS 16 and plans to use the modified retrospective approach. The Company intends to use the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•	Use of the Company's previous assessment of impairment under IAS 37 for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.
The Company has substantially completed a detailed assessment on the potential impact of the standard on the consolidated financial statements. The actual impact of applying the standard will depend on the Company's borrowing rate, lease portfolio, whether the Company will exercise any lease renewal options and the practical expedients applied on January 1, 2019. On adoption of IFRS 16, the Company will recognize lease liabilities related to leases previously classified as operating leases. The lease liability will be calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The associated ROU asset will be measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings: or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

In addition, the presentation of expenses related to leases will change as the standard replaces the straight-line operating lease expense with accretion expense on the lease liability and depreciation expense on the ROU asset.

CRESCENT POINT ENERGY CORP.	6

The Company has developed a process for identifying and reviewing contracts in order to identify potential leases. The review is substantially complete and the Company expects that the most significant impact the standard will have on the consolidated financial statements will be the recognition of lease obligations on operating leases for office space and the corresponding ROU assets. For the remainder of the year, the Company will be focused on developing and implementing changes to policies, internal controls, information systems and business and accounting processes.

4.	LONG-TERM INVESTMENTS

($ millions)	September 30, 2018	December 31, 2017
Investments in public companies, beginning of period	65.1	28.3
Acquired through capital dispositions	112.6	40.2
Dispositions	(152.8)	—
Unrealized loss recognized in other income (loss)	(11.4)	(3.4)
Investments in public companies, end of period	13.5	65.1

Investment in private company, beginning of period	7.5	7.5
Unrealized loss recognized in other income (loss)	(1.0)	—
Investment in private company, end of period (1)	6.5	7.5

Long-term investments, end of period	20.0	72.6

(1)
The investment in a private company was previously valued based on an estimate of the net asset value of the company’s common shares, which resulted in a Level 3 fair value. At September 30, 2018, the investment was valued based on recent trading activity in the company’s common shares. Therefore, the fair value was reclassified to Level 2.

a)	Public companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued at each period with the resulting gain or loss recorded in net income. At September 30, 2018, the investments were recorded at a fair value of $13.5 million which was $7.5 million more than the original cost of the investments. At December 31, 2017, the investments were recorded at a fair value of $65.1 million which was $14.4 million more than the original cost of the investments.

b)	Private company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued at each period with the resulting gain or loss recorded in net income. At September 30, 2018, the investment was recorded at a fair value of $6.5 million which was $18.5 million less than the original cost of the investment. At December 31, 2017, the investment was recorded at a fair value of $7.5 million which was $17.5 million less than the original cost of the investment.

5.	OTHER LONG-TERM ASSETS

($ millions)	September 30, 2018	December 31, 2017
Reclamation fund	12.3	18.7
Other receivables	15.8	15.8
Other long-term assets	28.1	34.5

a)	Reclamation fund
The following table reconciles the reclamation fund:

($ millions)	September 30, 2018	December 31, 2017
Balance, beginning of period	18.7	22.7
Contributions	21.1	22.5
Expenditures	(27.5)	(26.5)
Balance, end of period	12.3	18.7

b)	Other receivables
At September 30, 2018, the Company had investment tax credits of $15.8 million (December 31, 2017 - $15.8 million).

CRESCENT POINT ENERGY CORP.	7

6.	EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2018	December 31, 2017
Exploration and evaluation assets at cost	2,329.2	2,305.1
Accumulated amortization	(1,785.6)	(1,670.2)
Net carrying amount	543.6	634.9

Reconciliation of movements during the period
Cost, beginning of period	2,305.1	2,080.7
Accumulated amortization, beginning of period	(1,670.2)	(1,582.6)
Net carrying amount, beginning of period	634.9	498.1

Net carrying amount, beginning of period	634.9	498.1
Acquisitions through business combinations, net	9.1	116.9
Additions	558.5	729.1
Dispositions	(3.9)	(12.9)
Transfers to property, plant and equipment	(548.6)	(541.4)
Amortization	(118.2)	(134.3)
Foreign exchange	11.8	(20.6)
Net carrying amount, end of period	543.6	634.9
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At September 30, 2018, $543.6 million remained in E&E assets after $548.6 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the nine months ended September 30, 2018 (year ended December 31, 2017 - $634.9 million and $541.4 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2018.

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2018, the Company incurred $4.3 million (nine months ended September 30, 2017 - $2.3 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major Property Disposition
Southeast Saskatchewan asset disposition
In the nine months ended September 30, 2018, the Company sold non-core assets in southeast Saskatchewan and southwest Manitoba ($288.7 million disposed PP&E, including $26.8 million related to disposed decommissioning liability, $2.4 million disposed E&E assets and $6.2 million disposed goodwill). This disposition was completed with full tax pools, no working capital items and a portion of the proceeds included long-term investments. See Note 4 - "Long-term Investments" for additional information.
b) Minor property acquisitions and dispositions
In the nine months ended September 30, 2018, the Company completed minor property acquisitions and dispositions that included assets and associated liabilities classified as held for sale at December 31, 2017 ($146.2 million net disposed PP&E, including $10.9 million related to net disposed decommissioning liability, $7.6 million net acquired E&E assets and $0.6 million disposed goodwill). These minor property acquisitions and dispositions were completed with full tax pools, no working capital items and proceeds that included long-term investments. See Note 4 - "Long-term Investments" for additional information.

CRESCENT POINT ENERGY CORP.	8

8.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2018	December 31, 2017
Development and production assets	26,172.8	25,881.1
Corporate assets	113.2	106.4
Property, plant and equipment at cost	26,286.0	25,987.5
Accumulated depletion, depreciation and impairment	(12,221.9)	(11,925.1)
Net carrying amount	14,064.1	14,062.4

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	25,881.1	24,846.9
Accumulated depletion and impairment, beginning of period	(11,877.1)	(10,735.5)
Net carrying amount, beginning of period	14,004.0	14,111.4

Net carrying amount, beginning of period	14,004.0	14,111.4
Acquisitions through business combinations, net	7.7	220.2
Additions	900.9	1,211.8
Dispositions, net	(416.2)	(332.7)
Transfers from exploration and evaluation assets	548.6	541.4
Reclassified as assets held for sale	(39.0)	(26.4)
Depletion	(1,062.9)	(1,394.4)
Impairment	(14.1)	(203.6)
Foreign exchange	76.8	(123.7)
Net carrying amount, end of period	14,005.8	14,004.0

Cost, end of period	26,172.8	25,881.1
Accumulated depletion and impairment, end of period	(12,167.0)	(11,877.1)
Net carrying amount, end of period	14,005.8	14,004.0

Corporate assets
Cost, beginning of period	106.4	102.4
Accumulated depreciation, beginning of period	(48.0)	(38.9)
Net carrying amount, beginning of period	58.4	63.5

Net carrying amount, beginning of period	58.4	63.5
Additions	6.6	4.2
Depreciation	(6.8)	(9.1)
Foreign exchange	0.1	(0.2)
Net carrying amount, end of period	58.3	58.4

Cost, end of period	113.2	106.4
Accumulated depreciation, end of period	(54.9)	(48.0)
Net carrying amount, end of period	58.3	58.4
At September 30, 2018, future development costs of $6.78 billion (December 31, 2017 - $7.00 billion) were included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2018 were $39.1 million (year ended December 31, 2017 - $50.4 million), including $8.0 million of share-based compensation costs (year ended December 31, 2017 - $12.0 million).

CRESCENT POINT ENERGY CORP.	9

Impairment test of property, plant and equipment
At September 30, 2018, the Company classified certain non-core assets in the Canadian operating segment as held for sale, with the sale expected to close within one year. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts based on expected consideration of $12.2 million and recorded impairment losses of $15.2 million as a component of depletion, depreciation, amortization and impairment expense, of which $14.1 million related to PP&E and $1.1 million related to goodwill.
At September 30, 2018, there were no indicators of impairment related to the Company's remaining PP&E.

9.	GOODWILL

($ millions)	September 30, 2018	December 31, 2017
Goodwill, beginning of period	251.9	251.9
Southeast Saskatchewan asset disposition	(6.2)	—
Minor property dispositions	(0.6)	—
Transferred to assets held for sale	(1.1)	—
Goodwill, end of period	244.0	251.9
Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
At September 30, 2018, the value of the Company's market capitalization as compared to net asset value was an indicator of goodwill impairment. As a result, impairment testing was required and the Company prepared estimates of future cash flows to determine the recoverable amount of goodwill.
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount of the Canadian operating segment, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves, forecast benchmark commodity prices, royalties, operating costs, capital costs and discount rates. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
The following table outlines the forecast benchmark commodity prices and the exchange rates used in the impairment calculation of goodwill at September 30, 2018:

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028 (2)
WTI ($US/bbl) (1)	69.33	75.00	75.00	77.00	78.54	80.11	81.71	83.35	85.01	86.71	88.45
Exchange Rate ($US/$Cdn)	0.778	0.800	0.800	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	89.11	93.75	93.75	90.59	92.40	94.25	96.13	98.06	100.01	102.01	104.06
AECO ($Cdn/MMbtu) (1)	1.62	2.13	2.56	2.82	3.02	3.11	3.19	3.28	3.37	3.46	3.55

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2028 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
The following table outlines the forecast benchmark commodity prices and the exchange rates used in the impairment calculation of goodwill at December 31, 2017:

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028 (2)
WTI ($US/bbl) (1)	55.00	65.00	70.00	73.00	74.46	75.95	77.47	79.02	80.60	82.21	83.85
Exchange Rate ($US/$Cdn)	0.790	0.820	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850	0.850
WTI ($Cdn/bbl)	69.62	79.27	82.35	85.88	87.60	89.35	91.14	92.96	94.82	96.72	98.65
AECO ($Cdn/MMbtu) (1)	2.85	3.11	3.65	3.80	3.95	4.05	4.15	4.25	4.36	4.46	4.57

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2028 to the end of the reserve life. Exchange rates are assumed to be constant at 0.850.
The impairment tests of goodwill compared the fair value less costs of disposal of the Company's PP&E and E&E to the carrying amount of the combined PP&E, E&E and goodwill at September 30, 2018 and December 31, 2017. As a result of these tests, the Company concluded that the estimated recoverable amounts exceeded the carrying amounts and no impairments were recorded.

CRESCENT POINT ENERGY CORP.	10

10.	OTHER CURRENT LIABILITIES

($ millions)	September 30, 2018	December 31, 2017
Long-term compensation liability	12.7	17.7
Lease inducement	3.4	3.4
Onerous contracts provision	2.4	2.9
Decommissioning liability	39.0	33.7
Other current liabilities	57.5	57.7

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($ millions)	September 30, 2018	December 31, 2017
Bank debt	1,968.4	2,179.0
Senior guaranteed notes (1)	2,187.8	1,932.0
Long-term debt	4,156.2	4,111.0
Long-term debt due within one year	94.9	63.8
Long-term debt due beyond one year	4,061.3	4,047.2

(1)
The Company entered into cross currency swaps and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At September 30, 2018, the total notional principal due on the maturity of the senior guaranteed notes was $1.89 billion (December 31, 2017 - $1.67 billion) of which $73.7 million (December 31, 2017 - $50.3 million) was due within one year.

Bank debt
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2021. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items including unrealized derivatives, unrealized foreign exchange, equity settled share-based compensation expense and accretion ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at September 30, 2018.
The Company had letters of credit in the amount of $7.5 million outstanding at September 30, 2018 (December 31, 2017 - $7.5 million).
The Company manages its credit facilities through a combination of bankers' acceptance loans, US dollar London Inter-bank Offered Rate ("LIBOR") loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	11

Senior guaranteed notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.48 billion and Cdn$277.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates, amounts due on maturity and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Principal Due on Maturity (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2018	December 31, 2017
US$31.0	4.58%	—	October 14 and April 14	April 14, 2018	—	38.8
US$20.0	2.65%	—	December 12 and June 12	June 12, 2018	—	25.0
Cdn$7.0	4.29%	7.0	November 22 and May 22	May 22, 2019	7.0	7.0
US$68.0	3.39%	66.7	November 22 and May 22	May 22, 2019	87.9	85.1
US$155.0	6.03%	158.3	September 24 and March 24	March 24, 2020	200.3	194.0
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	106.0	102.7
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	67.8	65.7
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	258.5	250.4
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	79.5	—
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	—
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	348.9	338.0
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	332.8	322.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	106.0	—
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	297.3	287.9
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	25.8	25.0
Senior guaranteed notes		1,891.2			2,187.8	1,932.0
Senior guaranteed notes due within one year					94.9	63.8
Senior guaranteed notes due beyond one year					2,092.9	1,868.2

(1)
Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.

Concurrent with the issuance of US$1.45 billion senior guaranteed notes, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.58 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 23 - “Financial Instruments and Derivatives” for additional information.

12.	OTHER LONG-TERM LIABILITIES

($ millions)	September 30, 2018	December 31, 2017
Long-term compensation liability (1)	5.4	5.2
Lease inducement (2)	37.3	40.0
Onerous contracts provision (3) (4)	7.6	8.8
Other long-term liabilities	50.3	54.0

(1)	Long-term compensation liability relates to share-based compensation. See Note 21 - "Share-based Compensation" for additional information.

(2)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

(3)	Onerous contracts provision is related to the estimated unrecoverable portion of building leases.

(4)	In the nine months ended September 30, 2018, the Company recorded $0.6 million of accretion expense related to the onerous contract provision (nine months ended September 30, 2017 - $0.3 million).

CRESCENT POINT ENERGY CORP.	12

13.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk free rate of 2.50 percent and an inflation rate of 2 percent (December 31, 2017 - 2.25 percent and 2 percent, respectively).
The following table reconciles the decommissioning liability:

($ millions)	September 30, 2018	December 31, 2017
Decommissioning liability, beginning of period	1,344.2	1,314.4
Liabilities incurred	30.5	39.9
Liabilities acquired through capital acquisitions	0.1	25.1
Liabilities disposed through capital dispositions	(33.2)	(66.5)
Liabilities settled	(20.0)	(25.1)
Revaluation of acquired decommissioning liabilities (1)	0.1	42.8
Change in estimated future costs	—	2.8
Change in discount rate	(73.1)	(7.2)
Accretion expense	22.8	30.3
Reclassified as liabilities associated with assets held for sale	(26.8)	(4.6)
Foreign exchange	3.8	(7.7)
Decommissioning liability, end of period	1,248.4	1,344.2
Expected to be incurred within one year	39.0	33.7
Expected to be incurred beyond one year	1,209.4	1,310.5

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

14.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2018		December 31, 2017
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	545,794,384	16,745.7	541,742,592	16,656.1
Issued on redemption of restricted shares (1)	4,064,941	53.1	4,051,792	89.6
Common shares, end of period	549,859,325	16,798.8	545,794,384	16,745.7
Cumulative share issue costs, net of tax	—	(256.1)	—	(256.1)
Total shareholders’ capital, end of period	549,859,325	16,542.7	545,794,384	16,489.6

(1)	The amount of shares issued on redemption of restricted shares is net of employee withholding taxes.

15.	DEFICIT

($ millions)	September 30, 2018	December 31, 2017
Accumulated earnings (deficit)	(590.1)	(363.7)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	12.1
Accumulated dividends	(7,557.7)	(7,408.6)
Deficit	(8,127.3)	(7,751.8)

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	13

16.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and adjusted working capital. The balance of each of these items is as follows:

($ millions)	September 30, 2018	December 31, 2017
Long-term debt	4,156.2	4,111.0
Adjusted working capital deficiency (1)	139.9	133.3
Unrealized foreign exchange on translation of US dollar long-term debt	(289.2)	(219.4)
Net debt	4,006.9	4,024.9
Shareholders’ equity	8,899.4	9,162.9
Total capitalization	12,906.3	13,187.8

(1)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and pay dividends.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Adjusted funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2018 was 2.1 times (December 31, 2017 - 2.3 times).
Crescent Point strives to fund its capital expenditures, decommissioning expenditures and dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company aims to maintain a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices through its risk management program. Unless otherwise approved by the Board of Directors, the Company can hedge benchmark prices on up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and can hedge price differentials on up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts. See Note 23 - "Financial Instruments and Derivatives" for additional information regarding the Company's derivative contracts.
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at September 30, 2018. See Note 11 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.

17.	OIL AND GAS SALES
The following table reconciles oil and gas sales by country and product type:

	Three months ended September 30		Nine months ended September 30
($ millions) (1)	2018	2017	2018	2017
Canada
Crude oil sales	755.2	582.2	2,254.3	1,884.8
NGL sales	56.4	37.7	151.1	105.5
Natural gas sales	11.5	13.1	38.3	54.6
Total Canada	823.1	633.0	2,443.7	2,044.9
U.S.
Crude oil sales	233.5	119.1	599.2	301.5
NGL sales	11.9	7.1	31.3	18.6
Natural gas sales	8.2	7.8	21.7	22.7
Total U.S.	253.6	134.0	652.2	342.8
Total oil and gas sales	1,076.7	767.0	3,095.9	2,387.7

(1)	Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	14

18.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Realized gains (losses)	(114.4)	53.3	(237.9)	87.3
Unrealized gains (losses)	(29.2)	(58.0)	(298.5)	16.4
Derivative gains (losses)	(143.6)	(4.7)	(536.4)	103.7

19.	OTHER INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Unrealized loss on long-term investments	(6.1)	(0.6)	(12.4)	(7.2)
Gain (loss) on sale of long-term investments	(2.8)	—	1.7	—
Gain (loss) on capital dispositions	(30.2)	10.1	(100.8)	10.1
Dividend income	0.3	—	1.1	—
Other income (loss)	(38.8)	9.5	(110.4)	2.9

20.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	(1.8)	(128.4)	63.2	(103.7)
US dollar long-term debt maturities	5.6	131.5	(50.1)	115.8
Other	(0.7)	(7.3)	1.3	(3.0)
Unrealized gain (loss)
Translation of US dollar long-term debt	62.9	13.4	(69.8)	147.5
Other	0.6	1.9	(0.9)	0.5
Foreign exchange gain (loss)	66.6	11.1	(56.3)	157.1

21.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors. Restricted shares are settled upon vesting, at the Company's discretion, in common shares or cash. The expense is recognized over the service period and is included in shareholder's equity.
Performance Share Unit Plan
The Company has a Performance Share Unit ("PSU") Plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and performance multipliers. The expense is recognized over the service period and is included in long-term compensation liability.
Deferred Share Unit Plan
The Company has a Deferred Share Unit ("DSU") Plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. DSUs are settled in cash based on the prevailing Crescent Point share price. The expense is recognized at fair value at each period end and is included in long-term compensation liability.

CRESCENT POINT ENERGY CORP.	15

The following table reconciles the number of restricted shares, PSUs and DSUs for the nine months ended September 30, 2018:

	Restricted Shares	Performance Share Units (1)	Deferred Share Units
Balance, beginning of period	3,589,024	4,460,046	229,470
Granted	4,788,084	1,232,853	63,398
Redeemed	(4,248,947)	(2,381,452)	(46,855)
Forfeited	(766,499)	(643,836)	—
Balance, end of period	3,361,662	2,667,611	246,013

(1)	Based on underlying units before any effect of performance multipliers.
The following table reconciles the number of restricted shares, PSUs and DSUs for the year ended December 31, 2017:

	Restricted Shares	Performance Share Units (1)	Deferred Share Units
Balance, beginning of year	5,188,358	—	204,653
Granted	3,424,610	4,460,046	70,609
Redeemed	(4,195,754)	—	(45,792)
Forfeited	(235,162)	—	—
Modified to PSUs	(593,028)	—	—
Balance, end of year	3,589,024	4,460,046	229,470

(1)	Based on underlying units before any effect of performance multipliers.
Stock Option Plan
In May 2018, the Company approved a Stock Option Plan for designated employees. The Options have a maximum term of seven years and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. Upon vest, the stock option holder may either exercise their stock options to purchase one common share per option at the exercise price or, at the Company's discretion, surrender their stock options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares associated with the stock options surrendered. Alternatively, the stock option holder may also, at the Company's discretion, surrender their stock options for common shares having a value equivalent to the cash payment.
The following table reconciles the number of stock options and the related weighted average exercise prices for the nine months ended September 30, 2018:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	—	—
Granted	3,158,490	10.04
Exercised	—	—
Forfeited	(1,048,375)	10.06
Balance, end of period	2,110,115	10.03

CRESCENT POINT ENERGY CORP.	16

The following table summarizes information regarding stock options outstanding as at September 30, 2018:

Number of stock options outstanding	Weighted average exercise price per share for options outstanding ($)	Vest year	Weighted average remaining term (years)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
621,323	10.04	2019	6.28	—	—
372,198	10.02	2020	6.30	—	—
372,198	10.02	2021	6.30	—	—
744,396	10.02	2022	6.30	—	—
The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	Nine months ended September 30
	2018	2017
Grant date share price ($)	10.04	—
Exercise price ($)	10.04	—
Expected annual dividends ($)	0.36	—
Expected volatility (%)	35.90%	—
Risk-free interest rate (%)	2.00%	—
Expected life of stock option	4.9 years	—
Fair value per stock option ($)	2.34	—
For the nine months ended September 30, 2018, the Company calculated total share-based compensation of $57.4 million (September 30, 2017 - $43.3 million), net of estimated forfeitures, of which $8.0 million was capitalized (September 30, 2017 - $8.7 million).
At September 30, 2018, the current portion of long-term compensation liability of $12.7 million was included in other current liabilities (December 31, 2017 - $17.7 million) and $5.4 million was included in other long-term liabilities (December 31, 2017 - $5.2 million).

22.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Weighted average shares – basic	549,846,778	545,434,612	548,758,944	544,950,924
Dilutive impact of share-based compensation	1,270,967	—	—	—
Weighted average shares – diluted (1)	551,117,745	545,434,612	548,758,944	544,950,924

(1)
Excludes the impact of 1,483,032 weighted average shares related to share-based compensation that were anti-dilutive for the nine months ended September 30, 2018 (757,925 and 1,752,464 for the three and nine months ended September 30, 2017, respectively).

23.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

CRESCENT POINT ENERGY CORP.	17

Crescent Point's valuation of the investment in a private company is based primarily on recent trading activity in the relevant company's common shares. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at September 30, 2018:

	September 30, 2018 Carrying Value	September 30, 2018 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	281.9	281.9	—	281.9	—
Long-term investments (1)	20.0	20.0	13.5	6.5	—
	301.9	301.9	13.5	288.4	—
Financial liabilities
Derivatives	422.6	422.6	—	422.6	—
Senior guaranteed notes (2)	2,187.8	2,190.8	—	2,190.8	—
	2,610.4	2,613.4	—	2,613.4	—

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2017:

	December 31, 2017 Carrying Value	December 31, 2017 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	282.7	282.7	—	282.7	—
Long-term investments (1)	72.6	72.6	65.1	—	7.5
	355.3	355.3	65.1	282.7	7.5
Financial liabilities
Derivatives	123.9	123.9	—	123.9	—
Senior guaranteed notes (2)	1,932.0	1,951.3	—	1,951.3	—
	2,055.9	2,075.2	—	2,075.2	—

(1)	Long-term investments are comprised of equity securities in public and private oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	18

The following table summarizes the fair value as at September 30, 2018 and the change in fair value for the nine months ended September 30, 2018:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	(53.8)	9.5	198.0	5.1	158.8
Unrealized change in fair value	(343.0)	(2.1)	45.9	0.7	(298.5)
Foreign exchange	(1.0)	—	—	—	(1.0)
Derivative assets / (liabilities), end of period	(397.8)	7.4	243.9	5.8	(140.7)

Derivative assets, end of period	10.9	7.4	257.7	5.9	281.9
Derivative liabilities, end of period	(408.7)	—	(13.8)	(0.1)	(422.6)

(1)	Includes oil and gas contracts.
The following table summarizes the fair value as at December 31, 2017 and the change in fair value for the year ended December 31, 2017:

($ millions)	Commodity contracts (1)	Interest contracts	CCS contracts	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	(60.6)	2.1	373.3	6.9	321.7
Unrealized change in fair value	6.1	7.4	(175.3)	(1.8)	(163.6)
Foreign exchange	0.7	—	—	—	0.7
Derivative assets / (liabilities), end of year	(53.8)	9.5	198.0	5.1	158.8

Derivative assets, end of year	23.2	9.5	244.9	5.1	282.7
Derivative liabilities, end of year	(77.0)	—	(46.9)	—	(123.9)

(1)	Includes oil, gas and power contracts.
Offsetting financial assets and liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at September 30, 2018 and December 31, 2017:

	September 30, 2018			December 31, 2017
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	281.2	(421.9)	(140.7)	283.5	(124.7)	158.8
Amount offset	0.7	(0.7)	—	(0.8)	0.8	—
Net amount	281.9	(422.6)	(140.7)	282.7	(123.9)	158.8

b)	Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity price risk
The Company is exposed to commodity price risk on crude oil, NGLs and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

CRESCENT POINT ENERGY CORP.	19

Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps to manage the Cdn$ and US$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts with fixed differentials on a month-to-month spot and on a term contract basis. As at September 30, 2018, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 18,300 bbl/d of liquids from October 2018 to December 2018, 12,500 bbl/d of liquids for calendar 2019, 8,000 bbl/d of crude oil for calendar 2020 and 2021, 5,000 bbl/d of crude oil for calendar 2022 and 2,500 bbl/d of crude oil for calendar 2023 to 2028.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company enters into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at September 30, 2018 and September 30, 2017 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes a 10 percent near-term volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2018		Three and nine months ended September 30, 2017
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(235.6)	223.4	(65.7)	57.2
Natural gas	(1.5)	1.5	(4.8)	4.8
Differential
Crude oil	—	—	0.1	(0.1)
Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position as at September 30, 2018, a 1% increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $3.9 million and $11.8 million in the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $4.5 million and $13.6 million, respectively).
The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at September 30, 2018 and September 30, 2017 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three and nine months ended September 30, 2018		Three and nine months ended September 30, 2017
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	1.4	(1.4)	2.0	(2.0)
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

CRESCENT POINT ENERGY CORP.	20

The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at September 30, 2018 and September 30, 2017 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three and nine months ended September 30, 2018		Three and nine months ended September 30, 2017
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	379.1	(379.1)	382.1	(382.1)
Cross currency swaps	Forward	(384.9)	384.9	(397.8)	397.8
Foreign exchange swaps	Forward	(6.0)	6.0	(3.8)	3.8
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 95% of the Company's oil and gas sales are with entities considered investment grade.
The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
At September 30, 2018, approximately 3 percent (December 31, 2017 - 4 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company considers the entire balance to be collectible.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At September 30, 2018, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.69 billion, including $7.5 million outstanding letters of credit and cash of $65.5 million.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at September 30, 2018 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	653.2	—	—	—	653.2
Dividends payable	16.8	—	—	—	16.8
Derivative liabilities (1)	382.4	3.9	—	—	386.3
Senior guaranteed notes (2)	158.5	491.2	781.6	859.3	2,290.6
Bank credit facilities (3)	96.4	2,131.1	—	—	2,227.5

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, and the CCS related to LIBOR loans.

(2)	These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at September 30, 2018 and includes undiscounted cash outflows pursuant to the CCS related to LIBOR loans. The current maturity date of the Company's facilities is June 10, 2021. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.

CRESCENT POINT ENERGY CORP.	21

The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2017 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	613.3	—	—	—	613.3
Dividends payable	16.8	—	—	—	16.8
Derivative liabilities (1)	55.6	2.5	—	—	58.1
Senior guaranteed notes (2)	126.0	371.1	512.0	1,048.9	2,058.0
Bank credit facilities (3)	98.3	2,316.7	—	—	2,415.0

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, and the CCS related to LIBOR loans

(2)	These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.

(3)	These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2017 and includes undiscounted cash outflows pursuant to the CCS related to LIBOR loans.

c)	Derivative contracts
The Company enters into derivative crude oil, natural gas, power, interest rate, cross currency and foreign exchange contracts along with crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at September 30, 2018:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2018 October - December	68,500	75.02	77.76	71.70	62.25
2019	46,773	73.51	82.18	77.12	66.47
2020 January - June	6,970	—	91.55	83.90	71.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Derivative Contracts – US Dollar (1)
		Three-way Collar
Term	Volume (bbls/d)	Average Sold Call Price (US$/bbl)	Average Bought Put Price (US$/bbl)	Average Sold Put Price (US$/bbl)
2018 October - December	14,000	55.80	49.66	43.00
2019 January - June	8,972	56.01	49.89	43.00

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2018 October - December	32,000	2.76
2019	19,948	2.71

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	22

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
October 2018 - August 2020	Swap	50.0	1.16
October 2018 - August 2020	Swap	50.0	1.16
October 2018 - August 2020	Swap	100.0	1.15
October 2018 - September 2020	Swap	50.0	1.14
October 2018 - September 2020	Swap	50.0	1.11

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
October 2018	Swap	100.0	4.24	130.3	3.66
October 2018	Swap	150.0	4.24	195.0	3.62
October 2018	Swap	200.0	4.24	260.8	3.67
October 2018	Swap	230.0	4.24	299.8	3.66
October 2018	Swap	230.0	4.24	299.9	3.67
November 2018	Swap	110.0	4.32	142.1	3.68
November 2018	Swap	110.0	4.32	142.3	3.69
November 2018	Swap	125.0	4.32	161.6	3.69
November 2018	Swap	200.0	4.32	258.6	3.68
October 2018 - May 2019	Swap	68.0	3.39	66.7	4.53
October 2018 - March 2020	Swap	155.0	6.03	158.3	6.45
October 2018 - April 2021	Swap	82.0	5.13	79.0	5.83
October 2018 - June 2021	Swap	52.5	3.29	56.3	3.59
October 2018 - May 2022	Swap	170.0	4.00	166.9	5.03
October 2018 - April 2023	Swap	61.5	4.12	80.3	3.71
October 2018 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2018 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2018 - April 2025	Swap	82.0	4.30	107.0	3.98
October 2018 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2018 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
October 2018	Swap	17.0	22.0
May 2022	Swap	30.0	32.2

24.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2018, Crescent Point recorded $2.7 million and $9.3 million, respectively, (three and nine months ended September 30, 2017 - $3.3 million and $9.5 million, respectively) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success including the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and competitive pricing.
Executive Severance
During the three and nine months ended September 30, 2018, the Company recorded general and administrative expenses related to executive severance of nil and $10.7 million, respectively (three and nine months ended September 30, 2017 - nil). The Company recorded share-based compensation expense related to executive severance of nil and $2.8 million in the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - nil).

CRESCENT POINT ENERGY CORP.	23

25. SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Operating activities
Changes in non-cash working capital:
Accounts receivable	(17.5)	(9.7)	(52.5)	35.4
Prepaids and deposits	0.6	0.8	(2.4)	(2.0)
Accounts payable and accrued liabilities	26.4	52.4	69.1	12.3
Other current liabilities	(2.0)	7.5	(5.5)	8.2
Other long-term liabilities	(1.3)	1.5	0.6	0.3
	6.2	52.5	9.3	54.2
Investing activities
Changes in non-cash working capital:
Accounts receivable	(31.0)	(1.4)	(22.1)	(7.2)
Accounts payable and accrued liabilities	24.9	56.7	(35.7)	(8.0)
	(6.1)	55.3	(57.8)	(15.2)
Financing activities
Changes in non-cash working capital:
Dividends payable	(0.1)	0.1	—	0.4

	Three months ended September 30		Nine months ended September 30
($ millions)	2018	2017	2018	2017
Other
Lease inducement	(0.9)	(0.9)	(2.7)	(2.7)
Onerous contract provision	(0.7)	(0.5)	(2.3)	2.3
Translation of US dollar derivatives	(1.1)	—	1.0	—
	(2.7)	(1.4)	(4.0)	(0.4)

CRESCENT POINT ENERGY CORP.	24

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Current portion of long-term debt	Long-term debt	Shareholders' capital
December 31, 2017	16.8	63.8	4,047.2	16,489.6
Changes from cash flow from financing activities:
Redemption of restricted shares				(1.7)
Decrease in bank debt, net			(276.9)
Issuance of senior guaranteed notes			267.3
Repayment of senior guaranteed notes		(65.0)
Realized gain on cross currency swap maturity		14.7	35.4
Cash dividends paid	(149.1)
Non-cash changes:
Redemption of restricted shares				54.8
Reclassified to current		94.2	(94.2)
Cash dividends declared	149.1
Foreign exchange		(12.8)	82.5
September 30, 2018	16.8	94.9	4,061.3	16,542.7

December 31, 2016	16.3	90.6	3,730.1	16,400.2
Changes from cash flow from financing activities:
Redemption of restricted shares				(2.3)
Share issue costs				(0.2)
Increase in bank debt, net			682.8
Repayment of senior guaranteed notes		(90.3)
Realized gain (loss) on cross currency swap maturity		21.4	(137.2)
Cash dividends paid	(147.8)
Non-cash changes:
Redemption of restricted shares				82.9
Reclassified to current		68.3	(68.3)
Cash dividends declared	148.2
Foreign exchange		(26.2)	(121.3)
September 30, 2017	16.7	63.8	4,086.1	16,480.6
26. GEOGRAPHICAL DISCLOSURE
As at September 30, 2018, Crescent Point's non-current assets related to the U.S. foreign operations was $3.09 billion (December 31, 2017 - $2.74 billion). For the three and nine months ended September 30, 2018, Crescent Point's oil and gas sales related to the U.S. foreign operations was $253.6 million and $652.2 million, respectively, (three and nine months ended September 30, 2017 - $134.0 million and $342.8 million, respectively).

CRESCENT POINT ENERGY CORP.	25

Directors
Robert Heinemann, Chairman
Rene Amirault (4)
Peter Bannister (3) (4)
Laura Cillis (1) (2)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Francois Langlois (3) (4) (5)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Derek Christie
Senior Vice President, Exploration
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Scott Tuttle
Senior Vice President, Human Resources and Corporate Services
Steven Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	26